Exhibit 99.1

Fuwei Films Announces Third Quarter 2007 Financial Results

- Net Sales for Third Quarter 2007 Rose 12.8% to US$14.3 Million (RMB 107.7 Million) compared to Third Quarter 2006 -

BEIJING, November 12, 2007 - Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL), a manufacturer and distributor of high-quality BOPET plastic film located in China, today announced preliminary financial results for the third quarter and for the nine months ended September 30, 2007 which have not undergone a review by an independent accountant due to the resignation last week of Fuwei’s existing independent accountant.

Third Quarter 2007 Financial Highlights

-- Net Sales of US$14.3 million (RMB 107.7 million) for the three months ended September 30, 2007, an increase of 12.8% from the same period in 2006.

-- Gross Profit of US$3.1 million (RMB 23.6 million) for the three months ended September 30, 2007, an increase of 5.4% from the same period in 2006.

-- Net Income of US$1.8 million (RMB 13.9 million) for the three months ended September 30, 2007, a decrease of 2.1% from the same period in 2006.

-- Basic and Diluted Earnings per Share of US$0.14 (RMB 1.07) for the three months ended September 30, 2007.

“We were pleased that during the third quarter, we began to enter the thick film market, and we have experienced increased demand for our specialty films,” said Xiaoan He, Chairman and CEO of Fuwei Films. “This was reflected primarily in the 13% increase in our net sales compared to the corresponding period last year. We believe the result validates management’s strategy of shifting our focus.”

“Our strategic initiatives continued to yield promising results,” Mr. He said. “Our trial production line continued to progress on schedule, with initial production expected by the end of December this year. We believe that the new line, together with our existing lines, will add to our specialty film product mix.”

Third Quarter and Nine Month 2007 Results

Net sales for third quarter 2007 were US$14.3 million (RMB 107.7 million), an increase of 12.8 percent over the same period in 2006. The increase in net sales was primarily due to production from the leased line. Net sales for the nine months ended September 30, 2007 were US$42.8 million (RMB 327.8 million), an increase of 4 percent from US$39.4 million (RMB 315.4 million) recorded in the same period in 2006.

Sales of specialty films of US$5.4 million (RMB 41 million) accounted for 38.1 percent of the total sales in third quarter 2007.

Overseas sales in third quarter 2007 were US$2.5 million (RMB 18.9 million), or 17.6 percent of the total sales, compared with 22.5 percent in the third quarter 2006. The Company, along with many Chinese companies in similar industries, was negatively impacted by the reduction in the export tax rebate, which was reduced from 11 percent to 5 percent on July 1, 2007. Overseas sales during the nine months ended September 30, 2007 were US$11.8 million (RMB 90.6 million) and accounted for 27.6 percent of the total net sales, compared with US$8.5 million (RMB 67.9 million), 21.5 percent of the total net sales of the corresponding period of last year.

Gross Profit rose 5.4 percent to US$3.1 million (RMB 23.6 million) in third quarter 2007 from US$ 2.8 million (RMB 22.4 million) in the same quarter last year. Gross profit for the nine months ended September 30, 2007 was US$10.5 million (RMB 80.5 million), compared with US$ 9.3 million (RMB 74.7 million) in the same period last year, representing a 7.8 percent increase.

Net income for the third quarter of 2007 was US$1.8 million (RMB 13.9 million), a decline of 2.1 percent over the third quarter 2006 net income of US$1.8 million (RMB 14.2 million), mainly due to a significant increase in SG&A expenses and income tax payments in this quarter. Net income for the nine months ended September 30, 2007 increased 1.7 percent to US$6.2 million (RMB 47.3 million) from US$5.8 million (RMB 46.5 million) in the same period of 2006.

“During the third quarter, we also faced significant challenges,” commented Mr. He. “We had to adjust to rising raw material costs and the reduction of export tax benefits. But we have adopted measures such as adjusting the structure of our exports and adjusting our export destinations to offset these negative factors. We are confident that our operations continue to function normally.”

Delay of Line 3

The total investment budget for our Third Production Line has been adjusted to the US$35 million range, resulting in a capital shortfall of approximately US$15 million required to commence operation of the Third Production Line. The capital shortfall is mainly due to the increase in the initial investment budget as well as the initial capital shortfall from the less than needed capital raised from the IPO financing. Beginning in late July, the Company has been looking for financing opportunities in the U.S. capital markets to address such capital shortfall, upon receiving limited response from commercial banking lenders because of the shareholder investigation. As of today, we have been unable to find sufficient sources of financing on satisfactory terms to meet our original estimated timeline for capital availability in order to ensure the delivery of equipment by end of December 2007. As a result, the commencement of operation of the Third Production Line has been delayed. Upon the availability of funds, the Company estimates it will take five to six months before the Third Production Line commences operation.

Mr. He explained, "Given the challenges of growing the Company in the midst of uncertainty in the market, we are focused on maximizing the value of our existing facilities while continuing to work towards completion of Line 3.  We believe we will be able to access the necessary funds for its completion but want to ensure that the terms are in the best interest of the Company's long-term goals."

Mr. He, concluded, "We appreciate the loyalty of our shareholders and are focused on continuing to grow the Company in a way that brings value to our investors.  We will keep you informed us our progress."

Conference Call Information

The Company will host a teleconference today, November 12, at 8:00 a.m. EST / 9:00 p.m. Beijing time to discuss the quarterly results. To participate in the call, please dial +1 877-407-9205 in North America, or +1 201-689-8054 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Fuwei Films Web site at http://www.fuweiholdings.com. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. EST on November 12 through 11:59 p.m. EDT on November 20 by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account #: 286 and Conference ID: 258271. A Web cast replay of the call will also be made and can be accessed on the Fuwei Films site at http://www.fuweiholdings.com.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company's website at http://www.fuweiholdings.com.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the Company's results regarding revenue, profit and income results for the three and nine months ended September 30, 2007 which have not been review by an independent accounting firm. Actual reviewed and audited results could differ materially from those contained in the forward-looking statements and are based on current expectations. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

For more information, please contact:

In China:
Christina He
Investor Relations
Phone: +86-10-8518-5620
Email: fuweiIR@fuweifilms.com

In the U.S.:
Leslie Wolf-Creutzfeldt
Investor Relations
The Global Consulting Group
Tel:   +1-646-284-9472
Email: lwolf-creutzfeldt@hfgcg.com

Stacy Dimakakos
Media Relations
The Global Consulting Group
Tel:   +1-646-284-9417
Email: sdimakakos@hfgcg.com